Exhibit 99.3

 2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

 Catherine ENCK
Tel. 33 (1) 47 44 37 76

 Patricia MARIE
Tel. 33 (1) 47 44 45 90

 Paul FLOREN
Tel. : 33 (1) 47 44 45 91

 Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

 Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

 Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

 Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

 Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

 Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

 TOTAL S.A.
Capital 6 781 261 540 euros
542 051 180 R.C.S. Nanterre

 www.total.com

FOR IMMEDIATE RELEASE

UK North Sea: Start-up of Nuggets N4

Paris, October 14, 2003 — Total, operator with a 100% interest, announces today the start-up of the Nuggets N4 gas field in the Alwyn area of the North Sea 440 kilometers north east of Aberdeen.

This start-up comes less than one year after British authorities sanctioned the project.

Nuggets N4 will initially produce around 1.5 million cubic metres of gas per day that will be sent along with production from Nuggets N1, N2, N3 via Alwyn North to the Scottish Saint Fergus Terminal.

Nuggets N4 highlights the success of the phased development plan for the Nuggets fields and confirms Total’s commitment in the UK North Sea to investing in the exploration and development of fields that permit the maximum utilization of existing infrastructures.

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Total is the fourth largest oil and gas company in the world with operations in more than 120 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,000 employees worldwide. More information can be found on the company’s website: www.total.com